April 13, 2015

VIA EDGAR TRANSMISSION

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 6010

Washington, DC 20549

Re:	Terra Tech Corp. Registration Statement on Form S-1 Filed December 24, 2014 File No. 333-201261

Dear Ms. Ravitz:

Terra Tech Corp., a Nevada corporation (the “Company,” “we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 20, 2015 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-201261) (the “Registration Statement”) filed with the Commission on December 24, 2014.

This letter sets forth the comments of the Staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following each comment, sets forth the Company’s response. Per our telephone conversations with the Staff, we are not simultaneously filing an amendment to the Registration Statement. However, we are simultaneously filing Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File 333-198010) (the “Post-Effective Amendment”). In addition to the revisions set forth below, the Post-Effective Amendment also contains such revisions as are necessary to update the disclosures therein based on the new filing date and the information disclosed in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2014.

Business Overview, Page 1

1. The extent of your operations and plans for your IVXX LLC subsidiary are unclear. Please expand your response to our prior comment 1 to clarify the extent of IVXX LLC’s current operations and explain whether they are selling products currently. Please clarify how you use your “super critical CO2extraction lab” to produce these product lines. Please clarify what you mean when you state you are seeking to expand “to other states in which the sale of Marijuana is legally permitted.” Tell us when you expect this expansion to occur and whether this includes sales other than medical marijuana.

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Response of Terra Tech Corp.

to Staff Comment Letter of February 20, 2015

Response: The Post-Effective Amendment revises our disclosure in order to provide the requested information with respect to our subsidiary, IVXX, LLC (“IVXX”). As of April 9, 2015, the date of the Post-Effective Amendment, IVXX was selling its products to five select dispensaries in California, The Green Door, Blum Oakland, SFVDM, Highway 99 Collective, and Kush Collective. All five are permitted Medical Cannabis Dispensaries in California. Blum Oakland is a company in which Derek Peterson, our President, Chief Executive Officer, and Chairman of our Board of Directors, holds a 12% ownership interest. IVXX is actively seeking opportunities to sell its products to other retailers throughout California, and anticipates expanding its business into other states in which the sale of marijuana is legally permitted. However, in order for such expansion to occur, IVXX must secure the necessary licenses and permits required to operate in any given state, the timing and occurrence of which there can be no assurance. Initially, IVXX anticipates selling its products in Nevada in the dispensaries to be operated by our other subsidiaries, MediFarm, LLC, MediFarm I, LLC, and MediFarm II, LLC, once they are issued final permits, also as to which there can be no assurance. We currently anticipate commencing operations at these dispensaries on or around the fourth quarter of 2015.

IVXX produces a line of cannabis flowers and cigarettes, as well as a complete line of cannabis pure concentrates including: oils, waxes, shatters, and clears. The science of cannabis concentrate extraction functions on the solubility of the cannabinoids and other active ingredients in the cannabis plant. Cannabinoids are not water soluble; so, to extract them properly, the cannabinoids must be dissolved in a solvent. CO2 functions as a solvent when it is heated or cooled and pushed through the flower at high (supercritical) or low (subcritical) pressures. Many argue that CO2 extraction is the least-toxic form of cannabis concentrate extraction because of its low environmental impact and nonexistent toxicity. IVXX chose the CO2 extraction method and uses its supercritical CO2 extractor, as well as other proprietary processes, to produce its concentrates in its lab located in Oakland, California. Essentially, our supercritical CO2 extractor processes raw cannabis plants and separates the chemical cannabinoids from the cannabis plant material, producing a concentrate. IVXX also expects to sell clothing, apparel, and other various branded products.

This disclosure can be found on pages 7 and 46, among others, of the Post-Effective Amendment. At such time as we file an amendment to the Registration Statement, we will similarly include these revised disclosures.

2. Please provide us your analysis of whether the transactions between IVXX and Blum Oakland should be described in your related party transaction section.

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Response of Terra Tech Corp.

to Staff Comment Letter of February 20, 2015

Response: The Post-Effective Amendment revises the related party transactions section to include those transactions between IVXX Blum Oakland. Specifically, IVXX’s lab is located in the medical marijuana dispensary of Blum Oakland. Through December 31, 2014, the end of our fiscal year, Blum Oakland did not charge IVXX any rent to use the space. From January 8, 2015 through April 1, 2015, IVXX sold products to Blum Oakland totaling approximately $285,890. Blum Oakland will sell IVXX’s products in its medical marijuana dispensary. This disclosure can be found beginning on page 70 of the Post-Effective Amendment. At such time as we file an amendment to the Registration Statement, we will similarly include these revised disclosures.

3. We note you response that “the company concluded that from a qualitative perspective, disclosure of IVXX’s existence and its intended business operations and related financial requirements are now appropriate.” Please tell us how you have addressed sales of your common stock under other registration statements.

Response: During our 2014 fiscal year, the primary expenses incurred by IVXX were with respect to the design, promotion, and branding of IVXX in the amount of approximately $317,400. IVXX did not generate any revenues during our 2014 fiscal year, as IVXX did not commence production of its product lines until this fiscal year. IVXX’s revenues as of April 8, 2015 equaled $314,205. IVXX’s total cost of goods sold as of April 8, 2015 equaled approximately $249,200. Finally, IVXX’s total expenses as of April 8, 2015 equaled approximately $69,600. Based on the foregoing, we concluded that from a quantitative perspective IVXX’s business operations were not material to the Company during our 2014 fiscal year and are still not material to the Company during our current fiscal year. However, despite the limited business activities of IVXX, we have begun to, and will continue to, focus on developing IVXX’s brand as we believe that IVXX’s revenues will contribute to our revenues on a more significant basis as the IVXX brand becomes more well-known.

During all relevant periods, the Company has only had one other effective registration statement, File No. 333-198010. In respect of secondary sales of the Company’s common stock pursuant thereto, the Company’s position is that the incipient business of IVXX, which it intends to be a branded extension of the products that it then was preparing to produce at its previously disclosed Oakland-based laboratory, may have warranted a press release as to its existence, but did not rise to the level of materiality such that a Current Report on Form 8-K would have been required to have been filed. Such a level of “8-K materiality” would also have required the Company to have then updated such registration statement. Accordingly, the Company’s belief is that the disclosure provided by such registration statement was adequate at the time of such sales.

We acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call me at (855) 447-6967 or our counsel, Randy Katz of Baker & Hostetler LLP at (714) 966-8807.

Sincerely,

/s/ Derek Peterson

Derek Peterson

Chief Executive Officer

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